Contact

www.linkedin.com/in/
charlieadamssonarcapitalpartners
(LinkedIn)

Top Skills

Financial Reporting
US GAAP
Auditing

Charlie Adams

Founder - Soñar Capital Partners
New Braunfels

Summary

I'm passionate about building great teams and coming up with new ideas that fuel business transformation. What fuels me is being able to challenge the status quo of "business as usual" with innovative concepts and solutions - helping companies drive more efficiencies and achieve better insight. My 16 years at a Big 4 firm gave me the opportunity to help clients - from private equity portfolio companies to large family owned enterprises - by providing guidance on increasingly complex accounting requirements. In addition, I was instrumental in leading our practice deliver best-in-class solutions to market for franchise industry and legal professionals.

I thrive on disruptive thinking. Driving innovation is all about asking the right questions and keeping an open mind on the answers you will get. How can we? What if? Why not? Throughout my career I promoted that mindset - whether as a lead recruiter at various Texas universities or as a program leader for Next Generation leadership development for family enterprises. I have spoken all over the world on topics of team building and disruptive thinking to young and executive audiences. Innovation starts with the mindset.

My next goal is to lead and manage companies that focus on business transformation - through my strong financial and business operations experience and success in launching innovative solutions to global markets.

Experience

Soñar Capital Partners
Founder
September 2019 - Present (2 years 11 months)

Soñar Capital Partners is a firm that helps companies achieve financial stability and prepare for growth in this ever changing economy. Our tactics have proven success in from large scale companies to startups. We work with our

clients through a consulting engagement, full or part time management level positions, or equity stake. Soñar Capital Partners is a firm that prides itself on the diversity of thought and our passion for our clients. Investments include:
- Playwatch - www.playwatchkids.com
- Baobab - www.baobabclothing.com
- Topl - www.topl.co
- Trac Reporting - www.tracreportingllc.com
- Pet Love Cremation & Memorial - www.petloveatl.com
- Soñar Holdings LLC

GEORGE ADAMS & COMPANY INSURANCE AGENCY, LLC
Manager
April 2020 - Present (2 years 4 months)

George Adams & Company Insurance Agency a/k/a Adams-Levine Surety Bond & Insurance Solutions is an independent insurance agency representing many highly rated regional carriers. Adams-Levine has been providing surety bonds to court districts around the country. Our surety expertise is broad; however, our primary focus is in Bankruptcy Trustee Bonds (Chapter 7, 11, 12, & 13), Receiverships, Appeal Bonds, and Bank Depository Bonds. Also available are all other types of Miscellaneous, Fiduciary and Court bonds.

PwC
16 years

Partner
July 2015 - August 2019 (4 years 2 months)

Senior Assurance Manager
2003 - June 2015 (12 years)

Education

Northwestern University - Kellogg School of Management
Executive Education, Kellogg/PwC Family Enterprise Advanced Education Program · (2016 - 2016)

Texas A&M University - Mays Business School
MS - Marketing, BBA - Accounting · (1998 - 2003)